SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549


                               FORM U-6B-2

                       Certificate of Notification


Certificate is filed by:  HEC Inc.


     This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of the security or securities:

	On November 30, 1999, HEC Inc. entered into a Construction Loan and Security Agreement with a maximum loan amount of $8.1 million.

2.   Issue, renewal or guaranty:

Issue

3.   Principal amount of security:

     $8,100,000 maximum aggregate principal loan amount.

4.   Rate of interest per annum of each security:

Monthly variable rate equal to 3.50% per annum in excess of the LIBOR
Index.

5.   Date of issue, renewal or guaranty of each security:

The Construction Loan and Security Agreement was executed on November
30, 1999.

6.   If renewal of security, give date of original issue:

	Not Applicable

7.   Date of maturity of security:

     Outside Maturity Date is January 15, 2001.

8.   Name of the person to whom security was issued, renewed or guaranteed:

ABB Energy Capital L.L.C.

9.   Collateral given with security, if any:

The collateral given was all property and rights of HEC Inc. under a certain Task Order No. 002 dated August 30, 1999 between the United States of America and HEC Inc. pursuant to Contract No. DACA87-97-D-0068 dated as of August 11, 1997, including (i) all amounts due or to become due under such task order, (ii) all equipment or other property which are installed or are to be installed pursuant to such task order and (iii) all proceeds, including insurance proceeds, of any of the foregoing.
10.  Consideration received for security:

     Up to $8.1 million in the aggregate.

11.  Application of proceeds of security:

     General construction, maintenance and overhead costs incurred in providing energy services.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

     a.   the provisions contained in the first sentence of
          Section 6(b):

          Not applicable.

     b.   the provisions contained in the fourth sentence of
          Section 6(b):

          Not applicable.

     c. the provisions contained in any rule of the Commission other than Rule U-48:
                         X

13.  If the security or securities were exempt from the provisions of
     Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b).)

     Not applicable.

14.  If the security or securities are exempt from the provisions of
     Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

     Not applicable.

15.  If the security or securities are exempt from the provisions of
     Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:

     Rule 52.

                                   HEC Inc.
 By  /s/Leonard Rodriguez
 								Counsel
                                      	Northeast Utilities Service Company
                                      	Its Attorney

Date: December 9, 1999